Exhibit 99.2

©2021 Kornit Di gital. All rights reserved. KORNIT DIGITAL (NASDAQ : KRNT) 1 Q2 2021 EARNINGS CALL SUPPORTING SLIDES

©2021 Kornit Digital. All rights reserved. SAFE HARBOR 2 This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company’s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 25 , 2021 , including the Risk Factors set forth therein, completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

©2021 Kor nit Digital. All rights reserved. 3 Ronen Samuel CEO Ronen Samuel C E O Alon Rozner CFO Alon Rozner CFO Amir Shaked Mandel EVP Corp Dev Amir Shaked Mandel EVP Corp Dev ON TODAY’S CALL Andrew Backman Global Head of IR Andrew Backman Global Head of IR

©2021 Kornit Di gital. All rights reserved. BUSINESS HIGHLIGHTS 4 RONEN SAMUEL Chief Executive Officer

©2021 Kornit Digital. All rights reserved. VERY STRONG Q2 AND FIRST HALF OF THE YEAR

©2021 Kornit Digital. All rights reserved. 6 EXCEEDED EXPECTATIONS • Tremendous top and bottom - line growth • YoY revenue increased 118% and 24% on sequential basis vs. Q121 • All geographic regions up year - over - year and sequentially • Americas and EMEA regions revenues more than doubled prior year quarter revenue • Very strong gross margins driven by increased mass production system sales, strong consumables, continued profitability in service business

BUSINESS ACTIVITY

- Continue to execute on massive global expansion projects with global strategic customers; Expect continued significant contribution in coming quarters
- Strong growth with new customers
- Pipeline and visibility never been stronger
- Began shipping our Atlas Max systems after successful beta testing; Very strong order backlog and positive customer feedback
- Atlas Max upgrades available 1Q22; Expect significant revenue contribution beginning 1Q22
- Strong tailwinds with market adoption of DTF-based micro-factory solutions









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©2021 Kornit Digital. All rights reserved.

Kornit Digital

BUSINESS ACTIVITY

- Hosted multiple customer events; Met with >200 customers face to face globally; Additional events planned for 2H21
- Great momentum for KornitX as evidenced by Canva partnership; Multiple strategic partnership discussions ongoing with leading online marketplaces and fashion brands; ~80 implementation projects in backlog

Canva


DIGITAL
FACE2FACE
K.DAYS4.0
OPEN HOUSE: JULY 6-7

©2021 Kornit Digital. All rights reserved.

Kornit Digital

©2021 Kornit Digital. All rights reserved. 9

©2021 Kornit Digital. All rights reserved. 1 0

©2021 Kornit Di gital. All rights reserved. FINANCIAL HIGHLIGHTS 1 1 ALON ROZNER Chief Financial Officer

12 ©2021 Kornit Digital. All rights reserved. QUARTERLY REVENUES • Revenue of $81.7 million vs. $37.4 million in prior year, an increase of 118% YoY and an increase of 23.5% QoQ • Service revenue of $9.5 million accounting for 12% of revenues compared to $5.6 in prior year • 10 largest accounts represented 64.1% of revenues compared to 59.3% in prior year Geographic Revenue Split 71% 22% 7 % Q2 2021 Geographic Segments % Americas E M E A Asia Pacific 68% 24% 8 % Q1 2021 Geographic Segments % Americas E M E A Asia Pacific

13 ©2021 Kornit Digital. All rights reserved. QUARTERLY GROSS MARGIN AND OPEX Non GAAP Operating Expenses (% of Revenue) Q2 2021 Q2 2020 Research & Development 11.3% 17.8% Sales & Marketing 15.2% 19.9% General & Administrative 9.1% 13.2% Total Operating Expenses 35.7% 50.9% • Non - GAAP gross margin of 48.2% increased from 44.1% in Q2 2020 • Non - GAAP operating expenses of $29.2 million compared to $19.1 in the previous year

14 ©2021 Kornit Digital. All rights reserved. QUARTERLY P&L KPI Q2 2021 Q2 2020 Non - GAAP Operating Income (Loss) $ 1 0 .2 - $2.5 Non - GAAP Net Income (Loss) $ 1 0 .5 - $1.3 Non - GAAP Diluted EPS $ 0 . 2 2 - $0.03 GAAP Net Income (Loss) $ 5 .6 - $4.6 GAAP Diluted EPS $ 0 . 1 2 - $0.11 Adjusted EBITDA $ 1 8 .0 - $0.9 $ in millions except per share amounts

15 ©2021 Kornit Digital. All rights reserved. QUARTERLY BALANCE SHEET AND CASH FLOW Cash from Operating Activities Balance Sheet $ in millions $ in millions Q2 2021 Q1 2021 Q2 2020 Cash, Deposits & Marketable Securities $441.8 $438.7 $237.4 Accounts Recievable $62.7 $53.1 $39.8 Inventory $52.6 $52.8 $42.1 Trade Payable $31.4 $26.5 $13.0 Net Working Capital $398.6 $393.2 $217.7 - 9 .2 5 .1 5 .2 Q 2 - 2 0 Q 1 - 2 1 Q 2 - 2 1

16 ©2021 Kornit Digital. All rights reserved. Q3 2021 GUIDANCE* *We assume zero impact of warrants on revenue and operating margin for the purposes of guidance • Revenue is expected to be between $88 . 0 million to $92.0 million • Non - GAAP operating income is expected to be between 12% to 14% of revenue

©2021 Kornit Digital. All rights reserved. T A TIME OUR VISION CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND, DESIGN AND EXPRESS THEIR IDENTITIES, ONE IMPRESSION A THANK YOU